SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                 FORM 11-K
                               ANNUAL REPORT
                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934



[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
       For the fiscal year ended December 31, 1994

                                    OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
       For the transition period from ________ to ________

       Commission file number 0-7154

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                QUAKER CHEMICAL CORPORATION PROFIT SHARING
                        AND RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         QUAKER CHEMICAL CORPORATION
                         Elm and Lee Streets
                         Conshohocken, Pennsylvania  19428

                            Profit Sharing and
                        Retirement Savings Plan of
                        Quaker Chemical Corporation

                     Index to the Financial Statements



                                                              Page(s)

Report of independent accountants                                1

Statement of net assets available for benefits, with fund
 information at December 31, 1994 and 1993                       2

Statement of changes in net assets available for benefits,
 with fund information for the years ended
 December 31, 1994 and 1993                                      3

Notes to financial statements                                  4 - 6

Schedules

 I. - Schedule of assets held for investment at
       December 31, 1994                                         7

II. - Schedule of reportable transactions                        8

Price Waterhouse [LOGO]
                    Report of Independent Accountants


May 23, 1995

To the Participants and Administrator;
Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation at December 31, 1994 and 1993 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP

                                 Profit Sharing and Retirement Savings Plan of
                                          Quaker Chemical Corporation

                     Statement of Net Assets Available for Benefits, with Fund Information

                                               Fund Information
- -----------------------------------------------------------------------------------------------
                                               December 31, 1994
- ---------------------------------------------------------------------------------------------------------------
                                                                        Quaker
                                                                       Chemical
                         Guaranteed                     Bond and     Corporation
                          Interest      U.S. Stock      Mortgage        Common
                            Fund           Fund           Fund          Stock          Other          Total
- ---------------------------------------------------------------------------------------------------------------
Investments at fair
 value:
  Common Stock Fund                     $5,374,102                      $521,623                   $ 5,895,725
  Bond and Mortgage
    Fund                                               $2,222,385                                    2,222,385
                                       -----------    -----------    -----------                   -----------
                                         5,374,102      2,222,385        521,623                     8,118,110
Deposit with insurance
 company at contract
 value                   $1,996,117                                                                  1,996,117
Participant notes
 receivable                                                                             $15,938         15,938
Cash surrender value
 of life insurance
 contracts                                                                              110,476        110,476
                        -----------    -----------    -----------    -----------    -----------    -----------
                          1,996,117      5,374,102      2,222,385        521,623        126,414     10,240,641
Employer contribution
 receivable                  54,939        193,199         67,888         44,183          7,360        367,569
                        -----------    -----------    -----------    -----------    -----------    -----------
Net assets available
 for benefits            $2,051,056     $5,567,301     $2,290,273       $565,806       $133,774    $10,608,210
                        ===========    ===========    ===========    ===========    ===========    ===========

                                               Fund Information
- -----------------------------------------------------------------------------------------------
                                               December 31, 1993
- ---------------------------------------------------------------------------------------------------------------
                                                                        Quaker
                                                                       Chemical
                         Guaranteed                     Bond and     Corporation
                          Interest      U.S. Stock      Mortgage        Common
                            Fund           Fund           Fund          Stock          Other          Total
- ---------------------------------------------------------------------------------------------------------------
Investments at fair
 value:
   Common Stock Fund                    $4,767,032                      $309,103                    $5,076,135
   Bond and Mortgage
     Fund                                              $2,115,169                                    2,115,169
                                       -----------    -----------    -----------                   -----------
                                         4,767,032      2,115,169        309,103                     7,191,304
Deposit with insurance
 company at contract
 value                   $3,655,904                                                                  3,655,904
Participant notes
 receivable                                                                             $25,275         25,275
Cash surrender value
 of life insurance
 contracts                                                                              130,371        130,371
                        -----------    -----------    -----------    -----------    -----------    -----------
                          3,655,904      4,767,032      2,115,169        309,103        155,646     11,002,854
Employer contribution
 receivable
                        -----------    -----------    -----------    -----------    -----------    -----------
Net assets available
 for benefits            $3,655,904     $4,767,032     $2,115,169       $309,103       $155,646    $11,002,854
                        ===========    ===========    ===========    ===========    ===========    ===========

The accompanying notes are an integral part of these financial statements.

                                     Profit Sharing and Retirement Savings Plan of
                                              Quaker Chemical Corporation

                   Statements of Changes in Net Assets Available For Benefits, with Fund Information

                                                    Fund Information
- --------------------------------------------------------------------------------------------------------
                                                   December 31, 1994
- ------------------------------------------------------------------------------------------------------------------------
                                                                                  Quaker
                                                                                 Chemical
                                   Guaranteed                     Bond and     Corporation
                                    Interest      U.S. Stock      Mortgage        Common
                                      Fund           Fund           Fund          Stock          Other          Total
- ------------------------------------------------------------------------------------------------------------------------
Additions to net
 assets attributed to:
   Net investment income           $  154,809     $    1,975      $ (45,436)      $ 13,557      $   1,629      $ 126,534
   Participant contributions           87,907        462,736        204,946        135,591                       891,180
   Employer contributions              70,338        236,483         90,915         59,193          7,360        464,289
   Rollovers                            2,777         39,578         39,319          2,000                        83,674
   Increase (decrease) in cash
    surrender value of
    insurance contracts                                                                              (528)          (528)
   Other                                 (638)                                                        (39)          (677)
                                  -----------    -----------    -----------    -----------    -----------    -----------
                                      315,193        740,772        289,744        210,341          8,422      1,564,472
                                  -----------    -----------    -----------    -----------    -----------    -----------
Deductions from net assets
 attributed to:
   Participant benefits             1,349,868        467,609        152,807         21,600                     1,991,884
   Life insurance premiums              1,606          3,287                         2,158             36          7,087
   Net participant loan
    activity                              877        (13,250)         2,460           (931)        10,844
   Interfund transfers                567,690       (517,143)       (40,627)       (29,334)        19,414
   Unrealized depreciation of
    investment                                                                     (39,855)                      (39,855)
                                  -----------    -----------    -----------    -----------    -----------    -----------
                                    1,920,041        (59,497)       114,640        (46,362)        30,294      1,959,116
                                  -----------    -----------    -----------    -----------    -----------    -----------
   Net increase (decrease)         (1,604,848)       800,269        175,104        256,703        (21,872)      (394,644)
   Net assets at beginning
    of year                         3,655,904      4,767,032      2,115,169        309,103        155,646     11,002,854
                                  -----------    -----------    -----------    -----------    -----------    -----------
   Net assets at end of year       $2,051,056     $5,567,301     $2,290,273       $565,806       $133,774    $10,608,210
                                  ===========    ===========    ===========    ===========    ===========    ===========

                                                    Fund Information
- --------------------------------------------------------------------------------------------------------
                                                    December 31, 1993
- ------------------------------------------------------------------------------------------------------------------------
                                                                                  Quaker
                                                                                 Chemical
                                   Guaranteed                     Bond and     Corporation
                                    Interest      U.S. Stock      Mortgage        Common
                                      Fund           Fund           Fund          Stock          Other          Total
- ------------------------------------------------------------------------------------------------------------------------

Additions to net assets
 attributed to:
   Net investment income           $  230,806     $  424,297     $  217,749      $   9,567       $  2,784     $  885,203
   Participant contributions          103,134        418,463        181,851        158,588                       862,036
   Employer contributions              22,773         50,121         26,166         19,241                       118,301
   Rollovers                                          64,439          7,144         19,523                        91,106
   Increase (decrease) in cash
    surrender value of
    insurance contracts                                                                            (3,758)        (3,758)
   Other                                 (385)           272           (347)         1,025         (4,882)        (4,317)
                                  -----------    -----------    -----------    -----------    -----------    -----------
                                      356,328        957,592        432,563        207,944         (5,856)     1,948,571
                                  -----------    -----------    -----------    -----------    -----------    -----------
Deductions from net assets
 attributed to:
   Participant benefits               427,076        180,590        523,555         21,313                     1,152,534
   Life insurance premiums             10,589                                                                     10,589
   Net participant loan
    activity                          (26,397)        10,117         (1,486)        (2,549)        20,315
   Interfund transfers                718,192       (197,122)      (377,611)      (143,459)
   Unrealized depreciation of
    investment                                                                      62,318                        62,318
                                  -----------    -----------    -----------    -----------    -----------    -----------
                                    1,129,460         (6,415)       144,458        (62,377)        20,315      1,225,441
                                  -----------    -----------    -----------    -----------    -----------    -----------
   Net increase (decrease)           (773,132)       964,007        288,105        270,321        (26,171)       723,130

   Net assets at beginning
    of year                         4,429,036      3,803,025      1,827,064         38,782        181,817     10,279,724
                                  -----------    -----------    -----------    -----------    -----------    -----------
   Net assets at end of year       $3,655,904     $4,767,032     $2,115,169       $309,103       $155,646    $11,002,854
                                  ===========    ===========    ===========    ===========    ===========    ===========

The accompanying notes are an integral part of these financial statements.

               Profit Sharing and Retirement Savings Plan of
                        Quaker Chemical Corporation

                       Notes to Financial Statements


Note 1 - Description of Plan:

The following description of the Quaker Chemical Corporation
Profit Sharing and Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General:

The Plan is a defined contribution plan for all employees of the Quaker Chemical Corporation (the "Company") except for employees compensated in whole or in part by commissions on sales. Eligible employees, including employees compensated in whole or in part by commissions on sales, may choose to make elective contributions to the Plan on a "before tax" basis. Effective June 1, 1993, employees of the Company's manufacturing facility in Detroit, Michigan who are members of the United Automobile Workers' Union Number 174, are eligible to participate in the employee contribution feature (and related Company matching contribution feature) of the Plan as described above. Such employees were previously not eligible to participate in the Plan; such employees continue to be ineligible to receive benefits under the profit sharing feature of the Plan. The Plan is administered by a six-member committee appointed by the Company's Board of Directors.

Employees become eligible for participation in the Plan after one year of service as defined by the Plan. Plan participants shall at all times be fully vested in their account. All administrative expenses are paid by the Company.

     Contributions:

The Company's Board of Directors, at its discretion, determines the amount, if any, of the contribution to the Plan for each Plan year. The Company's 1994 profit sharing contribution was $367,569 and was based on the level of domestic company profit from operations (as defined) versus the target profit. The target profit is determined as the average of the prior three years' domestic company profit from operations (as defined) increased by 15%. No contribution was made by the Company for the 1993 Plan year.

Participants of the Plan may elect to contribute any whole percentage of their compensation, up to 8%, during the year. Each year, the Company will make a matching contribution of an amount equal to $150 for each whole percentage of the participant's compensation contributed to the Plan during the Plan year, providing that the Company's matching contribution for each individual participant does not exceed $450 in any calendar year.

     Payment of Benefits:

Members are entitled to receive, two years in the future, up to 100% of the profit sharing amount contributed on their behalf for the current Plan year. As of January 1, 1994, this payment option is no longer available to members.

In the event of Plan termination, the Plan provides that the assets shall continue to be held by the Trustees (currently, CoreStates Bank, N.A. and Principal Financial Group "PFG") for normal distribution.

     Investment Options:

Participants in the Plan may elect to invest their pro-rata share of the Company's contribution in any of the following pooled investment funds of
PFG: Guaranteed Interest, U.S. Stock and/or Bond and Mortgage and effective January 1, 1993, Quaker Chemical Corporation common stock. Participants were also able to invest their pro-rata share of the Company's 1994 contribution which was made on March 1, 1995 in Quaker Chemical Corporation common stock.

The Plan includes a provision whereby PFG, if so instructed by the Plan Administrator, shall invest an amount less than 50% of the employer's current contribution allocable to each participant for the year in whole life insurance contracts. These contracts are owned by PFG and may be borrowed against by PFG. The Plan is the sole beneficiary of the contracts.

     Investment Income:

PFG, a Plan trustee, is unable to separately report interest and dividends and net appreciation (depreciation) in the market value of investments. Therefore, all such amounts are included in net investment income.

Note 2 - Summary of Accounting
Policies:

     Method of Accounting:

The Plan's financial statements are prepared on the accrual basis of accounting.

     Investments:

Investments in pooled investment funds are valued at the Plan's pro rata share of the market value of the funds. Market value is determined using the daily net asset value quoted by the Trustee based on the published market prices of the underlying securities in the funds. The market value of Quaker Chemical stock is based on the closing price as listed on the NASDAQ Stock Market.

Note 3 - Benefit Obligations:

Benefit obligations represent requested withdrawals which had not been paid as of the Plan year end and have been reflected as liabilities in the Form 5500. As of December 31, 1993, such amount was $95,195. A benefit obligation does not exist at December 31, 1994.

Note 4 - Participant Loans Receivable:

At December 31, 1994 and 1993, the outstanding loans amounted to $15,938 and $25,275 with an original principal of $42,900 and $47,100, respectively, and with interest rates approximating the prime rate in effect at loan inception. The Plan has certain limitations on loans that can be made to Plan participants. Participants should refer to the Plan document for a complete description of these limitations.

Note 5 - Tax Status of the Plan:

Tax determination letters have been received from the Internal Revenue Service for the Plan and all Plan amendments through December 31, 1988 indicating that the Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation is a qualified plan under Section 401 of the Internal Revenue Code. A request for a tax determination letter for the January 1, 1993 Plan amendment has been filed and is currently being considered by the Internal Revenue Service.

                                Schedule I


 Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation

                  Schedule of Assets Held for Investment

                             December 31, 1994


  Units of                                         Interest                                 Market
participation              Description                rate             Maturity             value             Cost
- ----------------------------------------------------------------------------------------------------------------------
               Principal Mutual Life Pooled
                Investment Funds:

 2,051,057     Guaranteed Interest Fund             various        2/29/96 - 2/29/00    $ 1,996,117+            *
    30,172     U.S. Stock Fund                        N/A                 N/A             5,374,102+            *
     6,791     Bond and Mortgage Fund                 N/A                 N/A             2,222,385+            *

    27,939     Quaker Chemical Corporation
                Common Stock                                                                521,623         $536,534
                                                                                        -----------         --------
                                                                                        $10,114,227         $536,534
                                                                                        ===========         ========

* Results are maintained on a contract and fair market value basis, therefore, cost basis information is not available.
+ Represents greater than 5% of net assets available for benefits.

                                 Schedule II

                Profit Sharing and Retirement Savings Plan of
                         Quaker Chemical Corporation

          Item 30d Form 5500 - Schedule of Reportable Transactions*
                         Year Ended December 31, 1994


                                                                                                             Current
                                                                                                             value of
                                               Number of    Purchase  Selling  Lease    Expense   Cost of   transaction  Net gain
Party involved          Description of asset  transactions   price     price   rental  incurred    asset       date      or (loss)
- ----------------------------------------------------------------------------------------------------------------------------------
Series of transactions:

Principal Mutual Life
 Insurance Co.          Guaranteed Account         41          -     1,993,068    -         -    1,993,068    1,993,068       -

Principal Mutual Life
 Insurance Co.          U.S. Stock                 49      1,316,025      -       -         -    1,316,025    1,316,025       -


*Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1993 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

This schedule was prepared from data certified by Principal Financial Group and CoreStates Bank, N.A.

                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which acts as Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   QUAKER CHEMICAL CORPORATION PROFIT
                                   SHARING AND RETIREMENT SAVINGS PLAN



June 28, 1995                      Irving H. Tyler
                                   --------------------------
                                   Irving H. Tyler,
                                   Chair of the Committee


June 28, 1995                      Richard J. Fagan
                                   --------------------------
                                   Richard J. Fagan,
                                   Member of the Committee


June 28, 1995                      Donald F. Fahey
                                   --------------------------
                                   Donald F. Fahey,
                                   Member of the Committee


June 28, 1995                      Kevin M. Jarrett
                                   --------------------------
                                   Kevin M. Jarrett,
                                   Member of the Committee


June 28, 1995                      Joseph C. Hudson
                                   --------------------------
                                   Joseph C. Hudson,
                                   Member of the Committee


June 28, 1995                      Joan M. McCormick
                                   -------------------------
                                   Joan M. McCormick,
                                   Member of the Committee